
02005979

VF 2-28-02

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-01-29091~~

8-40577

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

T.O. Richardson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Bridgewater Road
(No. and Street)

Farmington Connecticut 06032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Samuel Bailey, Jr. 860.677.8578
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bobrow & Company PC
(Name — *if individual, state last, first, middle name*)

Two Bridgewater Road, Farmington CT 06032
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel Bailey, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T.O. Richardson Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KATHLEEN M. RUSSO
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2006

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Independent Auditors' Report

To the Board of Directors
T.O. Richardson Securities, Inc.
Farmington, Connecticut

We have audited the accompanying statement of financial condition of T.O. Richardson Securities, Inc. (a Connecticut corporation, the Company) as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of T.O. Richardson Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bobrow & Company, P.C.
Certified Public Accountants

January 28, 2002

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

T.O. Richardson Securities, Inc.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash and cash equivalents	$ 224,530
Marketable securities	3,300
Prepaid expenses	317
Other receivables	10,472
Total assets	$ 238,619

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$ 58,331
Royalties payable	50,300
	108,631
Stockholders' equity:	
Common stock, no par value (stated value $10); 5,000 shares authorized, 1,000 shares issued	10,000
Retained earnings	133,362
Less: Treasury stock, at cost, 250 shares	(13,374)
Total stockholders' equity	129,988
Total liabilities and stockholders' equity	$ 238,619

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Income
For the Year Ended December 31, 2001

Revenues:	
Incentive income	$ 209,356
Distributor income	90,354
Other	8,056
Total revenues	307,766
Expenses:	
Royalty	228,965
Regulatory expense	16,507
Insurance expense	9,960
Professional fees	8,865
Office expense	3,507
Other taxes	829
Registrations and fees	693
Exams, study material	116
Total expenses	269,442
	38,324
State tax benefit	1,091
Net income	$ 39,415

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock		Treasury Stock		Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Earnings	Equity
Balance, December 31, 2000	1,000	$ 10,000	(250)	$ (13,374)	$112,947	$109,573
Net Income	0	0	0	0	39,415	39,415
Distribution for shareholders' tax reimbursement	0	0	0	0	(19,000)	(19,000)
Balance, December 31, 2001	1,000	$ 10,000	(250)	$ (13,374)	$133,362	$129,988

The accompanying notes are an integral part of this financial statement.

T.O. Richardson Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 39,415
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	611
Decrease in other receivables	5,852
Decrease in accounts payable and accrued liabilities	(4,531)
Increase in royalties payable	45,001
Net cash provided by operating activities	86,348
Cash Flows from Financing Activities:	
Distribution for shareholders' tax reimbursement	(19,000)
Net cash used in financing activities	(19,000)
Net increase in cash and cash equivalents	67,348
Cash and cash equivalents, beginning of year	157,182
Cash and cash equivalents, end of year	$224,530

The Company paid no interest during the year and does not pay Federal income taxes because it has elected "S corporation" status.

The accompanying notes are an integral part of this financial statement.

1. Organization:

T.O. Richardson Securities, Inc. (the Company) was organized on November 1, 1988 as a Connecticut corporation for the purpose of conducting business as a broker/dealer and selling mutual fund shares to institutional customers located in Connecticut, Massachusetts and Michigan.

2. Summary of Significant Accounting Policies:

Income Taxes

The Company has elected, pursuant to the provisions of Section 1362 of the Internal Revenue Code, to be taxed as a small business corporation. Accordingly, Federal income tax liabilities are the responsibility of the shareholder. Therefore, no provision or liability for Federal income tax has been included in the financial statements. In addition, due to changes in Connecticut Corporate income tax law, for the tax years 2001 and forward, the Company will no longer be subject to state income taxes.

Cash and cash equivalents

The Company has defined cash equivalents as short-term, highly liquid investments with original maturities of less than 90 days, including the money market funds held for investment.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

3. Net Capital and Reserve Requirements:

Under the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule), the Company is required to maintain minimum "net capital" equal to the greater of $25,000 or 6-2/3% of "aggregate indebtedness", as those terms are defined in the Rule. The Company's net capital under the Rule at December 31, 2001 equals $123,271, which is in excess of the required minimum.

The Company does not hold funds or securities for, or owe funds or securities to, customers other than funds or securities promptly forwarded to the clearing broker/dealer or customer. The Company is thereby exempted from Rule 15c3-3 of the Securities Exchange Act of 1934 by paragraph (k) (2) (i) of that rule.

4. Related Parties

The Company executes transactions for its customers and the customers of its affiliated companies, T.O. Richardson Company, Inc. and J.D. Reynolds Company. The affiliates provide investment advisory services based upon a formula that monitors market activity. Based on this formula, the Company paid J.D. Reynolds Company a royalty fee of $11,791, which is equal to 90% of gross revenue attributable to J.D. Reynolds Company accounts, and S217,174 to T.O. Richardson Company, Inc., which is equal to 85% of net income excluding state taxes.

5. Marketable Securities

Marketable securities are classified as available for sale as of December 31, 2001 and consist of the following items:

300 shares NASD	$ 3,300

As of the date of the financial statements, the stock is not yet traded on the exchange and any change to fair market value is deemed to be immaterial to these financial statements.

T.O. Richardson Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
For the Year Ended December 31, 2001

Stockholders' equity	$129,988
Less: Non-allowable assets	3,617
Net capital before haircut on security position	126,371
Less: Haircut on money market fund investment	3,100
Net capital	123,271
Minimum net capital required to be maintained (greater of $25,000 or 6-2/3% of aggregate indebtedness of $108,631)	25,000
Net capital in excess of requirement	$ 98,271
Ratio of aggregate indebtedness to net capital	89%

NOTE: No differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2001 quarterly Focus Report-Part IIA filing.

The accompanying notes are an integral part of this financial statement.



Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Report of Independent Public Accountants Relating to Accounting System and Internal Control

To the Board of Directors
T.O. Richardson Securities, Inc.

In planning and performing our audit of the financial statements of T.O. Richardson Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and in determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Bobrow & Company, P.C.
Certified Public Accountants

January 28, 2002



Bobrow & Company, P.C.
Certified Public Accountants

Morris A. Morgenstein, CPA
Ronald G. Mamrosh, CPA, JD

Alec R. Bobrow, CPA

Supplemental Report on Securities Investor Protection Corporation Assessment
For the Year Ended December 31, 2001

To the Board of Directors
T.O. Richardson Securities, Inc:

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have read the Company's Certificate of Exclusion from Membership (Form SIPC-3) in the Securities Investor Protection Corporation, and have reviewed Form X-17A-5 for the year ended December 31, 2001, to determine whether the claim for exclusion was consistent with the income reported therein.

In our opinion, the claim for exclusion from membership in the Securities Investor Protection Corporation was consistent with the income reported in Form X-17A-5 for the year ended December 31, 2001.

This report has been prepared solely for the information of the Securities and Exchange Commission, the National Association of Securities Dealers and Securities Investor Protection Corporation, and is not to be used for any other purpose.

Bobrow & Company, P.C.
Certified Public Accountants

January 28, 2002

Greenbriar Business Park • Two Bridgewater Road • Farmington, CT 06032
Telephone: (860) 677-7077 • Fax: (860) 677-5414 • www.bobrowcpa.com

T.O. Richardson Securities, Inc.
Financial Statement
December 31, 2001